EXHIBIT (c)(4)

MPSI Valuation Materials
Overview Section

MPSI Memo

To:	JOHN McQUEEN
From:	Jim Auten
CC:	Ron Harper, Bryan Gross
Date:	January 22, 2004
Re:	PRIVATIZATION PRICE (VALUATION) INFORMATION

Set forth in the following materials are various historical financial summaries, financial projections, comparable company information and other materials as we previously discussed, which may be germane to your valuation analysis of MPSI Systems Inc.

APPROACH

In preparing 5-year financial projections set forth in the attachments, we have tried to achieve a balance between increased expectations and conservative estimation. The basis for the 5-year projections is the 2004 Operating Plan. However, comparison of projected 2004 results in that Operating Plan against the 2004 projections set forth herein will highlight a different result at the bottom line. That is because the Operating Plan reflects “targets” for revenue growth and gross margin improvement through cost (process) improvement, both of which include “stretch”. The history of MPSI’s revenue projections versus ultimate results has not been particularly reliable. In 2003, for example, the original salesmen’s revenue projections were for $14+ million while MPSI only realized about $10.5 million (a difference of 25%). Although we employed a different (and we believe more conservative) estimation methodology for 2004, we still thought it wise to factor in a revenue discount of approximately 10%. At the gross margin level, we applied slightly higher cost of production percentages that were reflected in the Operating Plan. While we certainly hope we can institute changes in our survey and production processes that will result in the gross margins set forth in the Operating Plan, we deemed it advisable to be more conservative for the purposes of the 5-year projections. These measures result in revenues of $10.2 million and operating income of $182,000 in the 5-year projections ($11.4 million and $920,000, respectively in the Operating Plan).

There are obviously potential occurrences (such as merger or acquisition) that could affect these projections materially but that are not reflected herein because management presently has no reason to contemplate nor any basis to estimate the effects of such possible items. In developing the financial projections, we internally concluded that the most relevant valuation methods would be:

•	Comparable prices associated with recent merger / acquisition transactions involving companies materially similar to MPSI, or

•	EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization) Valuation, or

•	Discounted Cash Flow Analysis

This approach is of course not binding upon your ultimate selection of a proper valuation method, but it did suggest the type and format of information we have gathered for your use. Should you need additional information, we will be pleased to provide whatever might be available.

COMPUTATION SUMMARY

Having completed the attached materials, you may benefit from a summary of the analytical results we have presented.

•	Comparability Valuation based upon recent merger / acquisition of materially comparable companies has been difficult at best, principally because we have been unable to identify a significant number of such transactions. The closest we have come was a transaction in January of 2003 in which MapInfo Corporation (a public company) acquired the assets of Thompson Associates (a private company). Thompson is a quasi competitor — that is, they perform some of the same services as MPSI but they target a different industry sector. Thompson’s annual revenue immediately prior to the transaction, according to MapInfo SEC filings, was approximately $13 million — roughly on par with MPSI at the end of 2002. It is difficult to determine how the acquisition price, $13 million, was derived. It is certainly coincidental with annual revenue, but described earn-out provisions indicated that earnings contribution was more likely the basis on which valuation of Thompson was derived. Unfortunately, since Thompson was a private company, MPSI has no access to their historical financial statements and can come to no reliable conclusion about valuation by MapInfo. Other than commentary in MapInfo disclosures about Thompson being an accretive transaction, which presupposes profitable operations (unlike MPSI during that period) we cannot determine how Thompson was valued. However, based upon MPSI’s own discussions with MapInfo more than five years ago, which were ultimately broken off, they seemed to place heavy reliance on future cash flows in their valuation process. We suspect that the apparent relationship between Thompson’s 2002 revenue and the purchase price is to some extent coincidental and that MapInfo likely did not value Thompson solely on the basis of annual revenue.

MPSI itself has had no recent conversations of substance with potential acquirers. The last such discussions were with NeuroCorp in 1999 at which time MPSI was valued by NeuroCorp at $3.375 per share or approximately $9.8 million. That price was derived at a time when MPSI’s annual revenue was over $19 million and MPSI was apparently recovering from several years of successive losses. Thus the proposed purchase price was not tied directly to annual revenue but was derived from future cash flow projections. Further, MPSI had three times as many assets ($10.5 million) as we do now ($3.6 million), positive working capital ($259,000) compared with negative working capital now ($703,000) and considerably more equity ($3.7 million) than we do now ($176,000). As this transaction never came to fruition and a final valuation was therefore never established, this information is not particularly relevant to MPSI’s valuation today.

The absence of any significant number of comparable transactions, is likely due principally to the fact that (a) MPSI is a unique company in many respects — even from our so called competitors, and (b) comparable companies which might exist tend to be private companies and we are not privy to their financial condition and operating results. As a result, comparable valuation information about materially comparable companies is unfortunately not available for use in this particular valuation scenario.

•	EBITDA computations in the accompanying materials indicate that MPSI’s likely valuation under present circumstances and giving weight to future estimates would yield a valuation somewhere between $.43 and $1.41 per share (Probable case versus Upside case) based on outstanding shares of 2,912,000. The difference is primarily attributable to the degree of success that MPSI ultimately enjoys with its industry diversification initiatives. The EBITDA calculation is an indicator which attempts to allow current operations comparability between like companies because it factors out variances in financing activities (interest), historical capital activities (depreciation / amortization) and tax rates. In the present analyses, there has been no anticipated change in statutory tax rates during the 5-year projection period, but MPSI will become liable for more cash taxes about midway in the 5-year period after we use up existing NOL carryforwards which are presently sheltering otherwise taxable income. EBITDA as the only evaluation tool, however, by its very nature fails to account for certain cash activities MPSI must entertain over the projection period, principally capital funding. For that reason, we feel that weight should also be given to a Discounted Cash Flow analysis.

•	Discounted Cash Flow analyses set forth in the accompanying materials indicate MPSI’s likely valuation under expected circumstances could be between $.10 and $.20 per share. In order to overcome the eroding Petrol business we will have to make significant investment in diversification activities —investment both in time (which affects future margin expectations) and cash (equipment and technology development).

CONCLUSION

It is our opinion, given the hurdles MPSI will likely face, that the margin of potential error in revenue projections reflected in EBITDA is high the farther into the future we go. Of course DCF valuation is affected by the margin of revenue error as well. Perhaps the best measure of MPSI value lies somewhere between the EBITDA and DCF results. Present stock prices are in the range of $.17 (bid) to $.40 (ask) per share. What little increase there has been has occurred subsequent to MPSI’s announcement of its intent to go private. One has to wonder of investors willing to “take a flier” are not suspicious of an impending merger or other unwarranted boost in activity. Indeed, the present price is not really reflective of any substantial number of transactions but instead is based on a few trades per month. The present stock prices seem to give more weight to the EBITDA side of the analysis, although of course, outsiders are not yet privy to any such projections or analyses. One has to wonder at the validity of the post-announcement upsurge. Though suspicious, we probably have to give some weight to outside “analysis”. That being the case, the true value of MPSI, absent any “arms length information” probably lies somewhere between $.10 and $.40 per share in management’s opinion. However, the only opinion that counts in this case is yours John.

EBITDA Evaluation Section

MPSI SYSTEMS INC.	Probable
PROJECTED INCOME STATEMENTS
FY 2004 — 2008

	2004	2005	2006	2007	2008
Revenues:
Traditional Petrol	9,569	9,216	8,905	8,685	8,526
New Petrol Geography	410	548	741	930	1,165
Petrol VAR Partners — T3	250	225	255	317	419
Industry Diversification	0	100	225	394	590

Total Revenue	10,229	10,089	10,126	10,326	10,700

Cost of Sales:
Traditional Petrol	5,263	5,069	4,898	4,777	4,689
New Petrol Geography	213	329	371	465	583
Petrol VAR Partners — T3	130	90	102	127	168
Industry Diversification	0	60	135	236	354

Total COS	5,606	5,548	5,506	5,605	5,794

Gross Margin	4,623	4,541	4,620	4,721	4,906
Operating Costs:
Sales & Client Services	1,849	2,018	2,025	2,065	2,140
G&A	2,080	1,816	1,823	1,859	1,926
R&D	512	455	408	470	492

Total Op. Expenses	4,441	4,289	4,256	4,394	4,558

Operating Income	182	252	364	327	348
Other Income (Expense):
Interest Income	3	5	10	15	20
Interest Expense	(25)	(15)	(5)	(5)	(5)
Other

	(22)	(10)	5	10	15

Income Before Taxes	160	242	369	337	363
Income Taxes	(50)	(75)	(167)	(183)	(220)

	110	167	202	154	143

EBITDA	370	277	314	277	273
Discount Mos (Half Year Conv.)	6	18	30	48	60
Present Value @ 8%	356	246	257	201	183
Total Present Value @ 8%					1,243

Company Value Per Share Based on 2,912,000 shares outstanding					0.43

ASSUMPTIONS

	2004	2005	2006	2007	2008
Traditional Petrol	10,706	9,569	9,216	8,905	8,685
Erosion Factor — 5%		(478)	(461)	(445)	(434)
ChevronTexaco Uplift		100	100	150	200
Shell Uplift		25	50	75	75
Budget Conservatism Factor	(1,137)

Subtotal	9,569	9,216	8,905	8,685	8,526

New Petrol Geography	0	410	548	741	930
China — Petro China	150	50	75	100	150
China — Sinopec		50	75	100	150
India — Hindustan et al	260	100	125	100	75
Erosion Factor - 15%		(62)	(82)	(111)	(140)

Subtotal	410	548	741	930	1,165

Petrol VAR Partners — T3	250	250	225	255	317
		25	75	100	150
Erosion Factor — 20% >15%		(50)	(45)	(38)	(48)

Subtotal	250	225	255	317	419

Industry Diversification	0	0	100	225	394
Banking		25	25	50	75
Real Estate		25	50	100	100
Restaurant		50	75	75	100
Erosion Factor — 25%>20%		0	(25)	(56)	(79)

Subtotal	0	100	225	394	590

Total Revenues	10,229	10,089	10,126	10,326	10,700

Sales & Client Services	1,849	2,018	2,025	2,065	2,140

Subtotal	1,849	2,018	2,025	2,065	2,140

G&A	2,080	1,816	1,823	1,859	1,926

Subtotal	2,080	1,816	1,823	1,859	1,926

R&D	612	605	608	620	642
Capitalized	(100)	(150)	(200)	(150)	(150)

Subtotal	512	455	408	470	492

TOTAL OPERATING COSTS

MPSI SYSTEMS INC.	Upside
PROJECTED INCOME STATEMENTS
FY 2004 — 2008

	2004	2005	2006	2007	2008
Revenues:
Traditional Petrol	9,569	9,441	9,269	9,006	8,706
New Petrol Geography	410	898	1,063	1,454	1,536
Petrol VAR Partners — T3	250	275	370	514	687
Industry Diversification	0	200	550	987	1,140

Total Revenue	10,229	10,814	11,252	11,961	12,069

Cost of Sales:
Traditional Petrol	5,263	5,004	5,005	4,683	4,527
New Petrol Geography	213	539	532	654	691
Petrol VAR Partners — T3	130	110	148	206	275
Industry Diversification	0	120	303	494	570

Total COS	5,606	5,773	5,988	6,037	6,063

Gross Margin	4,623	5,041	5,264	5,924	6,006
Operating Costs:
Sales & Client Services	1,849	2,163	2,250	2,392	2,414
G&A	2,080	1,947	2,025	2,225	2,250
R&D	412	449	413	765	509

Total Op. Expenses	4,341	4,559	4,688	5,382	5,173

Operating Income	282	482	576	542	833
Other Income (Expense):
Interest Income	3	10	15	20	25
Interest Expense	(25)	(10)	(5)	(5)	(5)
Other

	(22)	0	10	15	20

Income Before Taxes	260	482	586	557	853
Income Taxes	(50)	(75)	(309)	(298)	(416)

	210	407	277	259	437

EBITDA	1,013	782	1,001	992	1,333
Discount Mos (Half Year Conv.)	6	18	30	48	60
Present Value @ 8%	973	694	820	721	895
Total Present Value @ 8%					4,103

Company Value Per Share Based on 2,912,000 shares outstanding					1.41

ASSUMPTIONS

	2004	2005	2006	2007	2008
Traditional Petrol	10,706	9,569	9,441	9,269	9,006
Erosion Factor — 5%		(478)	(472)	(463)	(450)
ChevronTexaco Uplift		300	200	100	100
Shell Uplift		50	100	100	50
Budget Conservatism Factor	(1,137)

Subtotal	9,569	9,441	9,269	9,006	8,706

New Petrol Geography	0	410	898	1,063	1,454
China — Petro China	150	150	150	200	100
China — Sinopec		150	100	200	150
India — Hindustan et al	260	250	50	150	50
Erosion Factor — 15%		(62)	(135)	(159)	(218)

Subtotal	410	898	1,063	1,454	1,536

Petrol VAR Partners — T3	250	250	275	370	514
		75	150	200	250
Erosion Factor — 20% >15%		(50)	(55)	(56)	(77)

Subtotal	250	275	370	514	687

Industry Diversification	0	0	200	550	987
Banking		50	100	200	100
Real Estate		50	150	200	100
Restaurant		100	150	175	150
Erosion Factor — 25%>20%		0	(50)	(138)	(197)

Subtotal	0	200	550	987	1,140

Total Revenues	10,229	10,814	11,252	11,961	12,069

Sales & Client Services	1,849	2,163	2,250	2,392	2,414

Subtotal	1,849	2,163	2,250	2,392	2,414

G&A	2,080	1,947	2,025	2,225	2,250

Subtotal	2,080	1,947	2,025	2,225	2,250

R&D	612	649	675	718	724
		50	138	247	285
Capitalized	(200)	(250)	(400)	(200)	(500)

Subtotal	412	449	413	765	509

TOTAL OPERATING COSTS

DCF Evaluation Section

MPSI SYSTEMS INC.	Probable
PROJECTED BALANCE SHEETS
FY 2004 — 2008
(In Thousands)

	Actual
	2003	2004	2005	2006	2007	2008
Cash	892	670	835	1,215	1,000	1,315
Receivables	1,304	1,339	1,174	1,299	1,429	1,561
Inventory	119	144	146	165	185	116
Other Current Assets	71	71	71	71	71	71

Total Current Assets	2,386	2,224	2,226	2,750	2,685	3,063

Property & Equipment	363	175	125	100	125	150
Capitalized Products	621	278	303	328	303	253
Long-Term Contracts	157	122	87	62	32	0
Other Noncurrent Assets	119	119	119	119	119	119

Total Assets	3,646	2,918	2,860	3,359	3,264	3,585

Bank Debt	0	0	0	0	0	0
Trade Payables & Accruals	983	1,374	1,138	1,061	1,138	1,116
Current Deferred Revenue	1,658	839	846	1,095	878	1,011

Total Current Liabilities	2,641	2,213	1,984	2,156	2,016	2,127

Noncurrent Deferred Revenue	829	419	423	548	439	506
Other Noncurrent Liabilities	0	0	0	0	0	0
Common Stock & PIC	13,291	13,291	13,291	13,291	13,291	13,291
Retained Earnings	(13,428)	(13,318)	(13,151)	(12,949)	(12,795)	(12,652)
Equity Adjustment	313	313	313	313	313	313

Total Noncurrent Liabilities & Equity	1,005	705	876	1,203	1,248	1,458

Total Liabilities & Equity	3,646	2,918	2,860	3,359	3,264	3,585

MPSI SYSTEMS INC.	Probable
Projected Cash Flow Statements
FY 2004 — 2008

	2004	2005	2006	2007	2008
Net Income	110	167	202	154	143
Non-cash adjustments to net income:
Amortization	443	100	125	150	175
Depreciation	288	150	100	75	50
Changes in current assets/liabilities
(Increase) decrease in assets	(25)	198	(119)	(120)	(31)
Increase (decrease) in liabilities	(838)	(225)	297	(249)	178

Cash provided (used) from Operations	(22)	390	605	10	515

Fixed asset acquisitions, net	(100)	(100)	(75)	(100)	(75)
Capitalized software costs	(100)	(125)	(150)	(125)	(125)

Cash used for Investment Activities	(200)	(225)	(225)	(225)	(200)

Draw on working capital line	0	0	0	0	0
Repay credit line	0	0	0	0	0

Cash provided (used) in Financing Activities	0	0	0	0	0

Increase (decrease) in Cash	(222)	165	380	(215)	315
Cash at Beginning of Period	892	670	835	1,215	1,000

Ending Cash Balance	670	835	1,215	1,000	1,315

Discount Months (Half Yr Convention)	6	18	30	48	60
Present Value @ 8%	(213)	146	311	(156)	211
Total Present Value @ 8%					299

Company Value Per Share Based on 2,912,000 shares outstanding					0.10

MPSI SYSTEMS INC.	Upside
PROJECTED BALANCE SHEETS
FY 2004 — 2008
(In Thousands)

	Actual
	2003	2004	2005	2006	2007	2008
Cash	892	570	470	930	1,295	1,815
Receivables	1,304	1,439	1,374	1,199	1,329	1,261
Inventory	119	144	171	158	171	108
Other Current Assets	71	71	71	71	71	71

Total Current Assets	2,386	2,224	2,086	2,358	2,866	3,255

Property & Equipment	363	175	225	250	200	150
Capitalized Products	621	378	428	528	428	478
Long-Term Contracts	157	122	87	62	32	0
Other Noncurrent Assets	119	119	119	119	119	119

Total Assets	3,646	3,018	2,945	3,317	3,645	4,002

Bank Debt	0	0	0	0	0	0
Trade Payables & Accruals	983	1,374	1,008	1,055	1,085	1,174
Current Deferred Revenue	1,658	839	763	795	821	708

Total Current Liabilities	2,641	2,213	1,771	1,850	1,906	1,882

Noncurrent Deferred Revenue	829	419	381	397	410	354
Other Noncurrent Liabilities	0	0	0	0	0	0
Common Stock & PIC	13,291	13,291	13,291	13,291	13,291	13,291
Retained Earnings	(13,428)	(13,218)	(12,811)	(12,534)	(12,275)	(11,838)
Equity Adjustment	313	313	313	313	313	313

Total Noncurrent Liabilities & Equity	1,005	805	1,174	1,467	1,739	2,120

Total Liabilities & Equity	3,646	3,018	2,945	3,317	3,645	4,002

MPSI SYSTEMS INC.	Upside
Projected Cash Flow Statements
FY 2004 — 2008

	2004	2005	2006	2007	2008
Net Income	210	407	277	259	437
Non-cash adjustments to net income:
Amortization	443	200	300	300	300
Depreciation	288	100	125	150	200
Changes in current assets/liabilities
( Increase ) decrease in assets	(125)	73	213	(113)	163
Increase (decrease) in liabilities	(838)	(480)	95	69	(80)

Cash provided (used) from Operations	(22)	300	1,010	665	1,020

Fixed asset acquisitions, net	(100)	(150)	(150)	(100)	(150)
Capitalized software costs	(200)	(250)	(400)	(200)	(350)

Cash used for Investment Activities	(300)	(400)	(550)	(300)	(500)

Draw on working capital line	0	0	0	0	0
Repay credit line	0	0	0	0	0

Cash provided (used) in Financing	0	0	0	0	0

Increase (decrease) in Cash	(322)	(100)	460	365	520
Cash at Beginning of Period	892	570	470	930	1,295

Ending Cash Balance	570	470	930	1,295	1,815

Discount Months (Half Yr Convention)	6	18	30	48	60
Present Value @ 8%	(309)	(89)	377	265	349
Total Present Value @ 8%					593

Company Value Per Share Based on 2,912,000 shares outstanding					0.20

Projection Assumptions Section

ASSUMPTIONS

5-YEAR OPERATING PROJECTIONS

REFERENCE	PROBABLE CASE	UPSIDE CASE
Historical Revenue	Historical trends of declining Petrol revenue will continue (11% loss throughout the 5-year projection period). We expect the rate of decline to lessen as compared with prior years. Part of the erosion relates to small customers whose revenue may not be recurring year to year. MPSI has reflected a 5% reduction each in the projections to give effect to this matter.	As in the Probable case, Petrol revenue will decline over the projection periods. However, recent sings point to the possibility of resurgent revenue from BP and Chevron Texaco. The Upside case reflects a partial offset from these sources against the decline curve.

New Geographies	MPSI has opportunities to partially mitigate the Petrol revenue decline by consummating business in certain new geographical areas - principally in China and India. We have been targeting those regions for some time with limited success. Conservative progress is anticipated based recent developments but sales cycles and business uplift will result in only marginal benefits from these sources, particularly during the earlier projection periods.	In the Upside scenario we also expect growth from new Asian geographies, but expect that growth COULD BE accelerated if we can:
		(1)	Develop local consultants into strategic partners thereby increasing the build-up of our brand value in those countries, and
		(2)	Position MPSI more as retail experts than as tool-makers thereby allowing delivery of “the answer” which may overcome customer lack of sophistication and resistance to unfamiliar tools.

Diversification	Another measure MPSI intends to employ in order to counterbalance the Petrol revenue trend is to leverage our capabilities through initiatives in other industry sectors. Building brand value will be slow because our lack of resources and marginal historical results will make it difficult to demonstrate brand value that is acceptable to new customers in new industries.		MPSI will hopefully experience better penetration of other industries over the five years if Upside financial statements help attract entrenched industry strategic partners. Brand value and revenue uplift can be achieved sooner under that business model.

Selling Expenses	With respect to selling expenses, this 5-year projection does not contemplate a substantial change in the sales process or headcount. Face-to-face selling will still be the method for new Petrol customers. Therefore, the % relationship between selling costs and revenue should remain relatively constant as to Petrol business.		SAME

	As to new diversification business, that will involve part fact-to-face and part sales by partners. As the cost effects of partner selling should not generally differ from MPSI costs as a percent of revenue, overall sales costs (commissions or product discounts) should again be fairly consistent relative to revenues.		SAME

REFERENCE	PROBABLE CASE	UPSIDE CASE
G&A Expenses	G&A expenses should decline over the period as a % of revenue. This is because no major infrastructure (fixed costs such as office space) should be required to service the growth reflected in the Probable scenario.	Business expansion and penetration of new industries will likely require added staff in Production, R&D and even in administration. Additional fixed housing costs may result as reflected in the small growth trend of G&A expenses in the Upside case.

R&D Costs	Research and development expenses overall should not vary substantially as a % of revenue (although the nominal dollar increases allow for small headcount additions). MPSI can likely service the pace of geographic and industry expansion without adding significant headcount.	SAME, except anticipated costs would be higher in dollar terms (although approximately the same as a % of revenue) because of the accelerated pace of development - principally associated with industry diversification growth projections which are higher in this Upside case.

Fixed Assets	MPSI has forestalled PC/network upgrades during 2002 — 2003 but will have to begin replacement/upgrade in 2004 at a modest pace. Equipment lives will be shorter during the projection period as the pace of technology requires replacement more often.	Equipment lives will be shorter during the projection period as not only the pace of technology development increases, but MPSI’s broader customer exposure requires replacement more often. Upgrades will have to be accelerated if business growth accelerates as reflected in the Upside Plan.

Technology Development	The level of capitalized products will decline over time as MPSI will leverage existing technology for most of the growth anticipated in this plan. Thus new capitalized development costs are likely to be less over the 5-years than amortization of previously capitalized development (and product life spans will likely decline).	Same expectations with respect to reduced product life cycles, but increased penetration of new industries will result in more new MPSI technology (capitalized) than in the Probable case.

Financing Assumptions	No external funding anticipated during the period (debt or equity) as company financials and MPSI’s “investment quality” are likely to remain low until later in the 5-year period absent merger or acquisition. No merger or acquisition is contemplated in these projections. MPSI currently has no such discussions in process and could not contemplate the effects of future unknown events.	SAME

Stock Prices Section

Financial Highlights and Stock Price Information
Periods FY2003, 2002, 2001, 2000, 1999

	FY2003			FY2002			FY2001			FY2000			FY1999
Revenue		$10,800,000			$12,200,000			$15,400,000			$18,200,000			$19,300,000
Operating Income (Loss)		120,000			(1,446,000)			(536,000)			(26,000)			452,000
Net Income (Loss)		Breakeven			(1,889,000)			(1,091,000)			(267,000)			87,000
Earnings per share		0.0			(0.65)			(0.37)			(0.09)			0.03
Qtly. Stock Price	Hi	Low	Avg	Hi	Low	Avg	Hi	Low	Avg	Hi	Low	Avg	Hi	Low	Avg
1st Quarter	.28	.11	.20	.68	.10	.39	1.56	.25	.91	5.69	1.81	3.75	3.56	1.38	2.47
2nd Quarter	.15	.11	.13	.75	.39	.57	1.13	.61	.87	3.06	1.16	2.11	3.00	1.38	2.19
3rd Quarter	.15	.11	.13	.36	.26	.31	.61	.25	.43	2.31	1.19	1.75	2.88	2.38	2.63
4th Quarter	.51	.11	.31	.32	.06	.19	.51	.17	.34	1.75	.31	1.64	3.25	1.06	2.16

Note: Pink Sheets quotation on January 22, 2004 shows the following:

Best Bid	$0.17	Best Ask	$0.40
Last Sale	$0.20	Last Trade Date	01/13/04

MPSI
Pink Sheet Stock Activity Summary
2003-2004

Week	Actual Sales			Closing	Closing		Last
Ended	Shares	Price	Extended	Bid	Ask	Average	Sale
02/07/03			$0	0.12	0.28	0.20
02/14/03			0	0.12	0.28	0.20
02/21/03	200	0.12	24	0.12	0.28	0.20	0.12	1
02/28/03	100	0.28	28	0.12	0.28	0.20	0.28	2
03/07/03	200	0.12	24	0.12	0.28	0.20	0.12	3
03/14/03	100	0.28	28	0.11	0.28	0.20	0.28	4
03/21/03			0	0.11	0.28	0.20
03/28/03	200	0.28	56	0.11	0.28	0.20	0.28	5
04/04/03			0	0.11	0.28	0.20
04/11/03	2,400	0.11	264	0.11	0.28	0.20	0.11	6
04/17/03	100	0.11	11	0.11	0.28	0.20	0.11	7
04/25/03	200	0.11	22	0.11	0.28	0.20	0.11	8
05/02/03			0	0.11	0.28	0.20
05/09/03			0	0.11	0.28	0.20
05/16/03	15,500	0.11	1,705	0.11	0.15	0.13	0.11	9
05/23/03			0	0.11	0.15	0.13
05/30/03	300	0.11	33	0.11	0.15	0.13	0.11	10
06/06/03			0	0.11	0.15	0.13
06/13/03	200	0.11	22	0.11	0.15	0.13	0.11	11
06/20/03			0	0.11	0.15	0.13
06/27/03	1,100	0.11	121	0.11	0.15	0.13	0.11	12
07/03/03	100	0.15	15	0.11	0.15	0.13	0.15	13
07/11/03			0	0.11	0.15	0.13
07/18/03	100	0.11	11	0.11	0.15	0.13	0.11	14
07/25/03	500	0.11	55	0.11	0.15	0.13	0.11	15
08/01/03			0	0.11	0.15	0.13
08/08/03	5,200	0.11	572	0.11	0.15	0.13	0.11	16
08/15/03	10,000	0.15	1,500	0.12	0.27	0.20	0.15	17
08/22/03	600	0.12	72	0.12	0.27	0.20	0.12	18
08/29/03	100	0.12	12	0.12	0.27	0.20	0.12	19
09/05/03	200	0.12	24	0.12	0.27	0.20	0.12	20
09/12/03	1,000	0.13	130	0.13	0.27	0.20	0.13	21
09/19/03			0	0.13	0.27	0.20
09/26/03			0	0.13	0.27	0.20
10/03/03	5,800	0.13	754	0.11	0.20	0.16	0.13	22
	300	0.11	33			0.00	0.11	23
10/10/03			0	0.11	0.20	0.16
10/17/03			0	0.11	0.20	0.16
10/24/03			0	0.11	0.20	0.16
10/31/03	5,500	0.20	1,100	0.11	0.27	0.19	0.20	24
11/07/03	8,500	0.20	1,700	0.11	0.20	0.16	0.20	25
11/14/03	11,000	0.20	2,200	0.15	0.51	0.33	0.20	26
	8,000	0.51	4,080			0.00	0.51	27
11/21/03			0	0.16	0.51	0.33
11/28/03			0	0.16	0.51	0.33
12/05/03	100	0.16	16	0.16	0.51	0.34	0.16	28
12/12/03	300	0.16	48	0.16	0.51	0.34	0.16	29
12/19/03	8,200	0.22	1,804	0.16	0.51	0.34	0.22	30
	2,100	0.16	336			0.00
12/26/03	6,700	0.16	1,072	0.16	0.45	0.31	0.16	31
01/02/04			0	0.16	0.45	0.31
01/09/04	4,000	0.40	1,600	0.20	0.40	0.30	0.40	32
01/16/04	2,700	0.20	540	0.17	0.40	0.29	0.20	33
01/23/04	900	0.40	360	0.17	0.40	0.29	0.40	34
01/30/04	100	0.40	40	0.17	0.40	0.29	0.40	35
	500	0.17	85				0.17	36
02/06/04			0	0.17	0.40
02/13/04			0	0.18	0.40

13 Mo Totals	103,100		$20,497

STATISTICS

	Share	Weighted		Simple Average
	Trading	Purchase	Average	Transaction
	Volume	Price	Bid / Ask	Price
Averages for:
12 months	282	$0.20	$0.21	$0.18
90 days	496	$0.27	$0.29	$0.27
60 days	425	$0.23	$0.25	$0.25
30 days	273	$0.32	$0.23	$0.31

Historical Financials Section

MPSI Systems Inc. and Subsidiaries
Comparative Financial Information
(000’s)

	Stub Period
	FY 2003	FY 2002	FY 2001	FY 2001	FY 2000	FY 1999
Cash Flow:
Net cash provided (used) by operating activities	170	1,651	(148)	1,943	1,353	1,038
Cash flows from investing activities:
Purchased equipment (net of disposals)	(30)	(126)	(24)	(147)	(66)	(385)
Capitalized product development costs	(112)	(436)	(58)	(667)	(1,202)	(1,806)
Cash flows from financing activities	—	(900)	—	(1,100)	495	1,225
Increase (decrease in cash and cash equivalents)	28	189	(230)	29	580	72
Cash and cash equivalents at beginning of period	864	675	905	876	296	224
Cash and cash equivalents at end of period	892	864	675	905	876	296

Income Statement:
Revenues	10,857	12,201	4,091	15,411	18,283	19,332
Gross profit	5,917	6,717	2,508	9,192	10,741	11,087
Operating Expenses	(5,795)	(8,163)	(2,384)	(9,728)	(10,767)	(10,635)
Other income (expense)	(39)	(247)	(62)	(438)	(53)	(58)
Income taxes	(54)	(196)	—	(117)	(188)	(307)
Net Income (loss)	29	(1,889)	62	(1,091)	(267)	87

Basic and diluted income (loss) per common share	0.01	(0.65)	0.02	(0.37)	(0.09)	0.03

Balance Sheet:

	Stub Period
	FY 2003	FY 2002	FY 2001	FY 2001	FY 2000	FY 1999
ASSETS
Cash and cash equivalents	892	864	675	905	876	296
Trade receivables	1,062	1,530	3,011	2,111	3,310	3,849
Other current assets	432	419	491	672	1,404	1,554
Total current assets	2,386	2,813	4,177	3,688	5,590	5,699
Long-term receivables	157	595	530	539	912	1,756
Property and equipment, net	363	652	939	1,004	1,046	945
Capitalized product development costs, net	621	1,076	1,366	1,504	1,885	1,933
Other non-current assets	119	120	153	161	170	185
Total assets	3,646	5,256	7,165	6,896	9,603	10,518

LIABILITIES AND STOCKHOLDERS EQUITY
Current portion of note payable to bank	—	—	900	350	2,000	1,575
Other current liabilities	3,089	4,278	3,442	3,248	3,477	3,865
Total current liabilities	3,089	4,278	4,342	3,598	5,477	5,440
Long-term debt	—	—	145	550	—	—
Other non-current liabilities	381	918	583	713	929	1,365
Total liabilities	3,470	5,196	5,070	4,861	6,406	6,805
Stockholders equity, net:	176	60	2,095	2,035	3,197	3,713
Total liabilities and stockholders equity	3,646	5,256	7,165	6,896	9,603	10,518

Sample Valuations Section

Del L. Gustafson
Direct Dial: (918) 594-0413
Facsimile: (918) 594-0505
dgustafson@hallestill.com

Hall Estill

January 20, 2004

FIRST CLASS MAIL

James C. Auten
MPSI Systems Inc.
4343 South 118th E. Ave.
Tulsa, OK 74146

Re: Price Analysis

Dear Jim:

Enclosed please find two “fairness” opinions given in connection with going private transactions and the description of the such opinions as set forth in the proxy statement. I can certainly get you more samples if you or Mr. McQueen wish.

Very truly yours,
/s/ Del L. Gustafson

Del L. Gustafson

Enclosures -	[Fairness Opinions obtained from the SEC website — www.sec.gov for Flag Financial Corporation’s Preliminary Proxy filed with the SEC on February 8, 2002 and The Deltona Corporation’s Definitive Proxy filed with the SEC on December 8, 2003.]